PROSPECTUS dated September 29, 1995          Pricing Supplement No. 1
PROSPECTUS SUPPLEMENT dated October 19, 1995 December 21, 1995


                                             Rule 424(b)(3)
                                             Registration No. 33-62405



                       SUNAMERICA INC.
                       MEDIUM-TERM NOTES, SERIES 2
                       DUE NINE MONTHS OR MORE FROM
                       DATE OF ISSUE


$15,000,000  7.05% Notes due
December 1, 2025

Principal Amount:      U.S.$15,000,000       Interest Payment Dates:
                                             June 1 and December 1 of
Price to Public:       At varying prices     each year commencing
                       related to prevailing June 1, 1996
                       market prices at the
                       time of resale        Form:   Book Entry
Settlement Date:       December 29, 1995     Redemption at Company
                       (Original Issue Date) Option:  None
Maturity Date:         December 1, 2025      Specified Currency:
Interest Rate:         7.05%                 United States dollars
Net Proceeds:          $14,475,000.00        Sinking Fund:  None
Agent Commission:      $525,000.00           Redemption at Option
                                             of Holder: See Attached





                       EDWARD D. JONES & CO.

























Limited Right of Redemption at Option of Beneficial Owner


        Unless the 7.05% Notes have been declared due and payable prior to their maturity by reason of an Event of Default, commencing June 1, 1998 the Representative (as defined below) of a deceased owner of an interest in the 7.05% Notes (a "Beneficial Owner") has the right to request redemption of all or part of his or her interest in the 7.05% Notes, expressed in integral multiples of $1,000, for payment prior to maturity, and the Company will redeem the same subject to the limitations that the Company will not be obligated to redeem during the period beginning June 1, 1998 ending May 31, 1999, and during any twelve-month period ending May 31 thereafter, (i) on behalf of the deceased Beneficial Owner any interest in the 7.05% Notes which exceeds an aggregate principal amount of $25,000 and (ii) interests in the 7.05% Notes in an aggregate principal amount exceeding two percent (2%) of the aggregate principal amount of 7.05% Notes originally issued, or $300,000. In the case of interests in the 7.05% Notes owned by a deceased Beneficial Owner, a request for redemption may be presented to the Trustee at any time and in any principal amount. If the Company, although not obligated to do so, chooses to redeem interests of a deceased Beneficial Owner in the 7.05% Notes in any such period in excess of the $25,000 limitation, such redemption, to the extent that it exceeds the $25,000 limitation for any Beneficial Owner, shall not be included in the computation of the two percent (2%) limitation for such period or any succeeding period.

Subject to the $25,000 and two percent (2%) limitations, the Company will upon the death of any Beneficial Owner redeem the interest of the Beneficial Owner in the 7.05% Notes within 60 days following receipt by the Trustee of a validly completed Redemption Request, as hereinafter defined, including all supporting documentation, from such Beneficial Owner's personal representative, or surviving joint tenant(s), tenant(s) by the entirety or tenant(s) in common, or other persons entitled to effect such a Redemption Request (each, a "Representative"). If Redemption Requests exceed either the $25,000 or 2% per prepayment period limitations then such excess Redemption Request (subject in the case of the $25,000 limitation to the provisions of the last sentence of the preceding paragraph) will be applied to successive periods in the order of receipt for prepayment, regardless of the number of periods required to redeem such interest unless sooner withdrawn as described below.

A request for redemption of an interest in the 7.05% Notes may be made by delivering a request to the Depositary, in the case of a Participant which is the Beneficial Owner of such interest, or to the Participant through whom the Beneficial Owner owns such interest, in form satisfactory to the Participant, together with, evidence of death of the Beneficial Owner and the authority of the Representative satisfactory to the Participant and the Trustee. A Representative of a deceased Beneficial Owner may make the request for redemption and shall submit such other evidence of the right to such redemption as the Participant or Trustee shall require. The request shall specify the principal amount of the 7.05% Notes to be redeemed. A request for redemption in form satisfactory to the Participant and accompanied by the documents relevant to the request as above provided, together with a certification by the Participant that it holds the interest on behalf of the deceased Beneficial Owner with respect to whom the request for redemption is being made (the "Redemption Request") shall be provided to the Depositary by a Participant and the Depositary will forward the request to the Trustee. Redemption Requests, including all supporting documentation, shall be in the form satisfactory to the Trustee and no request for redemption shall be considered validly made until the Redemption Request and all supporting documentation, in form satisfactory to the Trustee, shall have been received by the Trustee.

The price to be paid by the Company for an interest in the 7.05% Notes to be redeemed pursuant to a request from a deceased Beneficial Owner's Representative is one hundred percent (100%) of the principal amount thereof plus accrued but unpaid interest to the data of redemption. Subject to arrangements with the Depositary, payment for interest in the 7.05% Notes which are to be redeemed shall be made to the Depositary within 60 days following receipt by the Trustee of the Redemption Request, including all supporting documentation, and the 7.05% Notes to be redeemed in the aggregate principal amount specified in the Redemption Requests submitted to the Trustee by the Depositary which are to be fulfilled in connection with such payment. An acquisition of 7.05% Notes by the Company or its subsidiaries other than by redemption at the option of and Representative of a deceased Beneficial Owner shall not be included in the computation of either the $25,000 or two percent (2%) limitation for any period.

Interest in the 7.05% Notes held in tenancy by the entirety, joint tenancy or by tenants in common will be deemed to be held by a single Beneficial Owner and the death of a tenant in common, tenant by the entirety or joint tenant will be deemed the death of a Beneficial Owner. The death of a person who, during such person's lifetime, was entitled to substantially all of the rights of a Beneficial Owner will be deemed the death of the Beneficial Owner, regardless of the recordation of such interest on the records of the Participant, if such rights can be established to the satisfaction of the Participant and the Trustee. Such interests shall be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, community property or other joint ownership arrangements between a husband and wife (including individual retirement accounts or Keogh (H.R. 10) plans maintained solely by or for the decedent or by or for the decedent and any spouse), and trust and certain other arrangements where one person has substantially all of the rights of a Beneficial Owner during such person's lifetime.

Any Redemption Request may be withdrawn upon delivery of a written request for such withdrawal given to the Trustee by the Depositary prior to payment for redemption of the interest in the 7.05% Notes.

Because of the limitations on the Company's requirement to redeem interest in the 7.05% Notes as described above, no Beneficial Owner can have any assurance the his interest in the 7.05% Notes will be paid prior to maturity.

C:\DATA\WP51\WORK\EDGAR\SUP1.MTA